FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 11th of March, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	March 11, 2003	By:	/s/ Etan Mogilner
Associate General Counsel

Editorial Contact	Investor Contacts
Gina Ray	Evan Smith / Jeff Corbin
T&O Public Relations	KCSA Worldwide
gray@topr.com	esmith@kcsa.com / jcorbin@kcsa.com
Tel: +1 (949) 224-4023	Tel: +1 (212) 896-1251 / 1214

FOR IMMEDIATE RELEASE

M-SYSTEMS REITERATES STRENGTH IN ITS CORE MARKETS

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KFAR-SABA, Israel, March 11, 2003 - M-Systems (Nasdaq: FLSH), a leader in flash-based data storage products, today said that, despite recent comments on the flash memory market by a leading supplier of NOR flash, it continues to see strength with its business. In addition, the company stated that, based on current order trends, it expects revenues in the first quarter of 2003 to exceed those of the fourth quarter of 2002.

Dov Moran, President and CEO of M-Systems, said: "As we indicated, M-Systems has been awarded more than five design wins with its Mobile DiskOnChip product. All are currently on track according to our internal plan. We see strength in our core business for both DiskOnKey and DiskOnChip, as well as additional opportunities for the company to announce new design wins across multiple platforms and devices during 2003."

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash‑based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS(R) technology, and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip(R), DiskOnKey(R) and Fast Flash Disk (FFDTM) product families. For more information, please contact M-Systems at www.m-sys.com.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE: This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company's industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company's and its customers' inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company's and its customers' products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company's and its customers' products; and other risk factors detailed in the company's most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.